EXHIBIT 2.18

Articles of Amendment

to the Articles of Incorporation

of

BREWBILT MANUFACTURING INC.

BrewBilt Manufacturing Inc., a Florida corporation (the “Corporation”), acting pursuant to the provisions of Sections 607.1006 and 607.10025 of the Florida Business Corporation Act, does hereby adopt the following Articles of Amendment to its Articles of Incorporation:

FIRST: The name of the Corporation is: BrewBilt Manufacturing Inc.

SECOND: These Articles of Amendment have been adopted and approved in connection with a share division pursuant to Section 607.10025 of the Florida Business Corporation Act. The resolutions approving the division of shares were adopted and approved by the Board of Directors of the Corporation on December 2, 2021, without shareholder action. Shareholder action was not required pursuant to Section 607.10025(2) of the Florida Business Corporation Act.

THIRD: The amendment to the Articles of Incorporation set forth below does not adversely affect the rights or preferences of the holders of outstanding shares of the Corporation’s common stock, and the percentage of authorized shares of the Corporation’s common stock remaining unissued after the division will not exceed the percentage of authorized shares of the Corporation’s common stock that were unissued before the division.

FOURTH: Article IV of the Articles of Incorporation is hereby amended by replacing the first sentence of Article IV with the following:

“The number of shares of Common Stock the Company shall have authority to issue is 83,333,333 shares, par value of $0.01 per share. Upon the filing and effectiveness (the “Effective Time”) pursuant to the Florida Business Corporation Act of these Articles of Amendment, each three hundred (300) shares of Common Stock either issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Shareholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive shares rounded up to the nearest whole share. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.”

FIFTH: That these Articles of Amendment shall become effective at 5:00 P.M. eastern time on April 28, 2022, in accordance with the applicable provisions of the Florida Statutes.

IN WITNESS WHEREOF, the undersigned duly authorized officer of the Corporation has executed these Articles of Amendment as of this 20th day of April, 2022.

BREWBILT MANUFACTURING INC.

By:	/s/ Jef Lewis
Jef Lewis
Chief Executive Officer